United States securities and exchange commission logo





                              August 4, 2020

       Shuibo Zhang
       Chief Executive Officer
       Jiuzi Holdings, Inc.
       4F No. 1 Building, Jinsha Lake Business Center
       Economic Technology District
       Hangzhou, Zhejiang, 311103
       People   s Republic of China

                                                        Re: Jiuzi Holdings,
Inc.
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted July 8,
2020
                                                            CIK No. 0001816172

       Dear Mr. Zhang:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form F-1

       Prospectus Summary, page 1

   1. Please revise your introductory paragraph to clarify that investors will own shares in a holding company that
does not directly own all of its operations in China. Please also disclose in the summary
that the shareholders of your variable interest entity may have interests that conflict
with yours.
 Shuibo Zhang
FirstName   LastNameShuibo  Zhang
Jiuzi Holdings, Inc.
Comapany
August      NameJiuzi Holdings, Inc.
        4, 2020
August
Page  2 4, 2020 Page 2
FirstName LastName
2. Several of the phrases in the prospectus have ambiguous meaning. For instance, it is unclear what it means to have good relationships with NEV manufacturers, build an online-offline operating system, and empower technological inspiration. In addition, please make sure that defined terms, such as 4S, are explained at first usage. Revise accordingly.
Our History and Corporate Structure, page 1

3. Please clarify whether the company will be a "controlled company" under the definition of the applicable stock exchange after the offering and, if so, provide appropriate disclosure here and the risk factors. In this regard, we note your disclosure in the risk factor section on page 20 indicating that there will be a concentration of ownership post-offering.
Our Competitive Advantages, page 3

4. We note your statement that you "have stronger brand recognition and consumer acceptance." Please revise to disclose the basis for this statement. Our business is substantially dependent on collaboration, page 8

5. Please revise, where appropriate, to describe the material terms, including term and termination, of your cooperation agreements with auto makers, auto dealers and automotive service providers. Please file any material agreements as exhibits to the registration statement.
Our future growth is dependent, page 9

6. We note the list of bulleted risk factors on page 9. It appears that many risks identified merit fuller discussion. In particular, please describe the risks posed to your business by availability concerns related to NEVs (including plug-in hybrid vehicles), grid capacity, public perceptions about safety, and performance limitations of electric vehicles, if material to you.
We rely on contractual arrangements with our variable interest entity, page 11

7. Revise to state whether your PRC counsel, Capital Equity Legal Group, will render an opinion as to whether your ownership structure and contractual agreements with your VIE comply with PRC law. If not, please state as much and disclose the basis for your belief that your structure complies with PRC law.
Risks Related to Doing Business in China, page 13

8. Please revise to discuss the risk that it may be difficult for overseas regulators to conduct investigations or collect evidence within China, and discuss the implications of Article
         177 of the PRC Securities law.
 Shuibo Zhang
FirstName   LastNameShuibo  Zhang
Jiuzi Holdings, Inc.
Comapany
August      NameJiuzi Holdings, Inc.
        4, 2020
August
Page  3 4, 2020 Page 3
FirstName LastName

Part of our shareholders are not in compliance with the PRC's regulations, page
17

9. Your heading states that some of your shareholders are not registered pursuant to Circular
         37. However, the ensuing narrative discussion states that all of your beneficial owners are registered. Please reconcile.
Use of Proceeds, page 27

10. In your disclosure on page 22 under the risk factor heading "We have broad discretion in the use of net proceeds...,"you state that your management may apply proceeds to possible acquisitions. Please revise your Use of Proceeds section to provide a brief description of your acquisition plans, including the types of opportunities you intend to explore.
         Alternatively, clarify that management has not yet determined the types of businesses that you will target or the terms of any potential acquisitions.
Business, page 39

11. You state that you operate and franchise in third and fourth tier cities in China. To the extent your operations are concentrated in a geographic location, please provide risk factor disclosure related to the geographic concentration or tell us why you do not believe such geographic concentrations are material to evaluating your business. To the extent that your focus on third and fourth tier cities affects consumer demand or the investment required to establish a franchise (for instance, due to regulations or real estate trends that are market specific), please explain.
12. Please clarify the amount of battery-operated vehicles sold by you as compared to plug-in electric vehicles. In addition, please describe the difference between these types of vehicles and the different challenges, if any, presented in the sourcing, marketing, sale, operation, and maintenance of these vehicles.
13. We note your disclosure in the final paragraph on page 39 that you intend to adopt an innovative one-stop vehicle sales model for vehicle buyers to have access to more brands, better services, and more affordable pricing. It is unclear how you anticipate this future business model differs from your current model. Please explain. Prospects for NEVs Franchising Business, page 43

14. Refer to the second and third paragraphs on page 43. It is unclear why you believe NEV stores will flourish despite facing many of the same operational challenges (initial investment, rent, vehicle acquisition costs, etc.) and relying on similar profit centers (i.e., after-sales services). As two examples, your disclosure should more fully explain why you believe mature NEV franchises would be able to thrive in major residential neighborhoods when 4S stores do not and how you are able to offer competitve pricing to your customers for those cars that you source through 4S stores, as described in the last paragraph on page 44.
 Shuibo Zhang
FirstName   LastNameShuibo  Zhang
Jiuzi Holdings, Inc.
Comapany
August      NameJiuzi Holdings, Inc.
        4, 2020
August
Page  4 4, 2020 Page 4
FirstName LastName
Establish display centers and distribution centers, page 43

15. Please clarify your strategy for first-second tier cities. Specifically, please explain how the distribution centers you build will take advantage of cities' well established transportation infrastructure to improve your results of operation.
Franchise arrangement and business model, page 44

16. In the second paragraph of this section, you state that the company requires franchisees to meet rigorous standards to facilitate consistency and quality at all Jiuzi franchise stores.
         Please reconcile this statement with your disclosure elsewhere in the prospectus that the franchisee maintains control over all employment-related matters, marketing and pricing decisions.
17. Refer to the third paragraph of this section. Please disclose the franchise fees, ongoing royalty percentages and commissions payable by your franchisees, and any mandatory requirements contracts with your franchisees. In addition, please provide a detailed discussion of your arrangements to provide financing to franchisees including, but not limited to, the following:

                your cooperation with various capital platforms, as described on page 39;
                the typical amount financed;
                whether the financing agreements are mandatory; and
                 the typical repayment timeframe for these loans and the incidence of default.

         Please also make corresponding revisions to your summary disclosure. Government Policies Relating to New Energy Vehicles in the PRC, page 46

18. Revise to provide an expanded discussion here to quantify the amount of the fiscal subsidies available under "the Thirteenth Five-year Plan" and to provide greater detail about how the proposed policies of the central finance department will promote the growth of your industry. In addition, since many of the incentive you describe in this section relate to local subsidies, please address the regulatory landscape of third and fourth-tier cities specifically.
Related Party Transactions, page 58

19. We note your disclosure in the first paragraph of this section that the company owns 51%
         of the franchisees' equity interest without having actual control over the franchisees.
         Please revise here and in the business section to clarify this ownership structure, including when the company takes its ownership stake and what you are entitled to as a result of your ownership. This disclosure should provide context for the ensuing discussion about accounts receivable and payable, and loans and advances between the company and its franchisees. In this regard, please also describe in more detail the related party relationships identified in this section and the material terms and conditions of outstanding
 Shuibo Zhang
FirstName   LastNameShuibo  Zhang
Jiuzi Holdings, Inc.
Comapany
August      NameJiuzi Holdings, Inc.
        4, 2020
August
Page  5 4, 2020 Page 5
FirstName LastName
         balances. For example, your disclosure related to advanced franchise fee payments and earnest money collected does not fully describe the material terms of these arrangements.
Taxation, page 74

20. Please tell us whether you intend to file opinions regarding Cayman Islands and United
         States federal tax matters. Revise this section and your exhibit index accordingly.
Financial Statements
Note 1 - Organization and Basis of Presentation, page F-7

21. Please disclose quantitative information for the VIE including revenue; net income;
         operating, investing, and financing cash flows; and the carrying amount and classification
         of the VIE   s assets and liabilities, including intercompany payables
to the WFOE.
         Material related party transactions of the VIE should be presented separately. Refer to paragraphs 5A.d., 2AA.d., and 3.bb of ASC 810-10-50.
22. Please disclose who owns the remaining 41% equity interest in Shangli Jiuzi. If they are a related party, please also disclose how they are related.
Note 2 - Summary of Significant Accounting Policies
Revenue Recognition, page F-9

23. The third paragraph of your revenue recognition policy appears more in line with ASC
         605, rather than ASC 606. In this regard, tell us how you consider the control of the goods and services in determining the timing of the revenue recognition and when you determine the transaction price.
24. You disclose that you recognize franchisee service revenues over a point in time. Please clarify the following as they relate to this statement:

                Whether the policy relates to the initial franchise fee;
                Whether the fees are recognized    over time    or    at a
point in time   ;
                How the timing of recognition relates to the duration of the franchising agreement;
                General duration of the franchise agreements; and How you measure revenues.
25. Please revise your description of the royalty revenue recognition policy to clarify when you have the present right to payment, including how the timing relates to the occurrence of the underlying sales, and how the revenues are measured.
Note 8 - Related Party Transactions, page F-15

26. You receive a 1.25% interest in your franchisees as part of the franchising agreement.
         Please tell us why you do not appear to consider these interests as part of the initial franchise fee.
27. You state on page F-17 that advances to franchisees are due within 180 days. However,
 Shuibo Zhang
Jiuzi Holdings, Inc.
August 4, 2020
Page 6
       you classify a part of these advances within non-current assets on the balance sheet.
       Furthermore, you state on page F-12 that loans receivables, which include amounts due from related franchisees, are due 18 months upon drawing. Please resolve these discrepancies.
       You may contact Keira Nakada at (202) 551-3659 or Rufus Decker at (202) 551-3769 if
you have questions regarding comments on the financial statements and related matters. Please contact Daniel Morris at (202) 551-3314 or Mara Ransom at (202) 551-3264 with any other questions.



                                                          Sincerely,
FirstName LastNameShuibo Zhang
                                                          Division of
Corporation Finance
Comapany NameJiuzi Holdings, Inc.
                                                          Office of Trade &
Services
August 4, 2020 Page 6
cc:       William Rosenstadt
FirstName LastName